December 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ada D. Sarmento

Re:	CytoDyn Inc.

Registration Statement on Form S-3

Filed December 18, 2020

File No. 333-251522

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CytoDyn Inc. hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on December 30, 2020, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please contact me at (360) 980-8524.

Very truly yours,

CYTODYN INC.

/s/ Arian Colachis

Arian Colachis

VP, General Counsel